Liberty Acquisition Holdings Corp.
1114 Avenue of the Americas
41st Floor
New York, New York 10036
December 5, 2007
VIA EDGAR
Mr. John Reynolds, Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Liberty Acquisition Holdings Corp. Registration Statement on Form S-1 (File No. 333-145559) (as amended, the “Registration Statement”)
Dear Mr. Reynolds:
     Pursuant to Rule 460 and Rule 461 of the Securities Act of 1933, as amended, Liberty Acquisition Holdings Corp. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on December 6, 2007, or as soon thereafter as practicable.
     The Company acknowledges that:
(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Secretary